Exhibit 99.1

Back to Contents

Products from ICI make the world
look  brighter, taste fresher,smell
sweeter,  feel smoother and function
better. ICI’s creativity is the vital
ingredient that transforms life’s daily
necessities into new opportunities for
enjoyment, comfort and performance.

02 our group | 06 chairman’s statement | 07 chief executive’s statement | 09 ICI in review | 20 leadership team 22 corporate governance | 24 summary remuneration report | 28 summary financial statement | 36 shareholder information

Back to Contents

our group

Most consumers don’t know that they’ve touched, tasted, smelled or seen ICI. But our customers do. They know when they buy ICI ingredients they’re buying innovation, strength, technology, service and know-how – vital ingredients that make us a global industry leader.

National Starch is everywhere, making products for almost everything. A global customer base relies on our adhesives, food and industrial starches, electronic and engineering materials and specialty synthetic polymers.

Quest is creative, developing flavour, fragrance and food concepts for the world’s fast-moving consumer goods industries, from luxury perfumes to domestic detergents and from fun snacks to beverages.

Performance Specialties deliver special effects that influence how our customers’ products feel or perform. Our surfactants and oleochemicals help make everyday products as diverse as skin creams, refrigerators, cars and babies’ diapers work better.

ICI Paints are colourful. Each year about 50 million households and thousands of professional decorators choose our market-leading paint brands to decorate, maintain and repair the home and work environment.

Back to Contents

our group continued

Throughout this Annual Review, including pages 6 to 8, unless otherwise indicated:

•	References to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses.

•	Trading profit, profit before tax and earnings per share figures are quoted before goodwill amortisation and exceptional items.

•	Earnings per £1 Ordinary Share are quoted on an undiluted basis. Comparative earnings per share are adjusted for the bonus issue within the Rights Issue (see note 1 to the Summary Financial Statements, on page 34).

•	International Businesses comprise the Group’s National Starch, Quest, Performance Specialties and Paints businesses.

Back to Contents

BRENDAN O'NEILL CHIEF EXECUTIVE

LORD TROTMAN CHAIRMAN

Our mission is to be the vital ingredient for our customers, consumers, employees, communities, and the environment, making ICI a vital part of our investors' portfolio. Our vision is to be the industry leader in creating value for customers and shareholders.

Back to Contents

chairman’s statement

As we looked ahead at the beginning of 2002, we shared the widespread optimism that we would see a recovery in the major economies around the globe, stronger stock markets and rising consumer confidence. Instead, as the year progressed, it became clear that 2002 would be another very challenging year for business. The majority of our major markets, with the notable exception of China, experienced little or no economic growth and fragile consumer confidence.

The weakness in global stock markets and the effect on individual and household net worth and consumer sentiment gave cause for widespread concern, as did the continuing anxiety over the threat of terrorism and, particularly in the latter half of the year, the increased threat to global security.

When one adds to this mix of negative factors, the shocking revelations of corporate malfeasance and large corporate failures, principally in the United States, during the year, it is perhaps surprising that consumer behaviour was not even more seriously affected.

With this as the geo-political and economic backdrop, I am pleased to record that ICI finished the year in sounder shape, financially, than it was a year earlier. Thanks to strong shareholder support for the Rights Issue in the first quarter, combined with the proceeds from the sale of assets and tightly focused management of working capital, your Company’s balance sheet has been substantially strengthened. These actions to reduce Group debt were successful in protecting our credit rating. With the actions taken during 2002 behind us, the shape and structure of the Group is now essentially set and our primary focus for the future will be on the growth and development of our International Businesses.

Despite the weak economic environment, the International Businesses turned in a creditable performance. The Group achieved sales of £6,125m in 2002, 5% lower than in 2001,

mainly due to business disposals and exchange translation effects. Profit before tax at £400m was essentially the same as in 2001 and earnings per share for 2002 were 23.7p, both quoted before goodwill amortisation and exceptional items. The dividend for the year was 7.5p.

As we look to 2003, we believe it would be prudent to assume that the competitive environment will continue to be challenging and that high levels of customer satisfaction will require the very highest levels of quality, value and technology. This standard of performance must be achieved with world-class productivity and overall business efficiency to achieve satisfactory financial results.

The ICI team is dedicated to achieving these imperatives. We have a highly skilled and motivated management and workforce and immense technological capability. Our products number in the tens of thousands and we compete in a wide range of market segments, including food, personal care, home improvement and adhesives. We believe that our extensive product and technology base provides us with a solid foundation on which to build. As in 2002, the efficient use of capital will be of the highest priority. We will continue to compete vigorously in all of the world’s major market places and will place particular emphasis on the high growth countries.

And finally, a comment on governance. ICI has a long history of adhering to a strong ethical code. It is a tradition of which we are proud and, as custodians of that tradition, we are deeply conscious of the trust that you have placed in us. I want to assure you that your Board of Directors continues to be dedicated to the highest standards of corporate governance, financial control and reporting.

I would like to thank you again for your support for the Rights Issue in early 2002 and, on behalf of the entire ICI team, give you our pledge that we will continue to do all in our power to deliver value to you, our shareholders.

Lord Trotman Chairman

Back to Contents

chief executive’s statement

2002 was a significant year for ICI and, although the hoped-for global economic upturn did not materialise, we emerged in substantially better shape than a year earlier.

The early months of the year were dominated by the successful execution of the Rights Issue, which raised net proceeds of just over £800m, making it one of the largest to date in London. It received excellent and much appreciated support, with shareholders taking up more than 91% of the rights. Once again, I’d like to thank shareholders for confirming their confidence that ICI’s strategy is the right one to deliver long-term success.

The intended sale of Synetix, our catalyst business, was announced in February. A sale agreement with Johnson Matthey was concluded in September and the divestment was subsequently completed with gross proceeds of £260m. In June we also reached agreement with CSFB Global Opportunities Partners for the sale of ICI’s interest in Huntsman International Holdings. We received an initial cash payment of $160m (£109m) with the balance of $280m (£174m) payable before the end of May 2003.

The combination of the Rights Issue, divestment proceeds and our success in improving organic cash generation, reduced the level of year-end debt from almost £3bn in 2001 to less than £1.7bn in 2002. Interest cover for the year rose from 3.5 to 4.3 times.

With structurally lower levels of debt, ICI exited 2002 with a balance sheet that provides a solid foundation from which to grow the profit of our core specialty products and paints businesses.

Performance 2002
In performance terms, our businesses once again demonstrated resilience in economically difficult times. Profit before tax, goodwill amortisation and exceptional items of £400m was only £1m lower than last year. Our International Businesses delivered comparable sales growth of 1% and trading profit of £543m that was only 1%

lower, on a comparable basis. Given the weakness in most major Western economies, this was a creditable performance. Overall gross margin percentages in the International Businesses were maintained at last year’s level and fixed costs were well controlled. The Group’s net operating cash flow improved substantially for the year, particularly with the benefits of further working capital efficiency improvements in the International Businesses.

The International Businesses achieved comparable sales growth in three regions of the world, with the strongest growth in Asia. The Group also performed well in North America and Europe, seen against the backdrop of lower economic growth. And, whilst sales in hard currency terms were down in Latin America, the significant weakening of the exchange rates in Argentina and Brazil were primary contributors to this.

Paints once again led the way, despite the difficult economic conditions in Latin America, with continued double-digit sales and profit growth in Asia and good performances in both Europe and North America.

National Starch improved sales and profit with excellent progress in Asia and a return to growth in North America. Its electronics businesses grew sales by 6% in difficult markets and, in the second half, adhesives returned to top-line growth. Food and Industrial Starches and Specialty Synthetic Polymers also delivered good sales growth.

Uniqema made a weak start to the year, with industrial demand down. The picture improved somewhat as the year progressed, but year-on-year comparable profits fell 24%, although the high growth potential areas of lubricants and personal care were more encouraging, with sales growth of 9% and 4% respectively.

Quest achieved good sales growth in North America and Asia. Fine fragrances performed particularly strongly. However, problems

Back to Contents

chief executive’s statement continued

in the second quarter with new supply chain systems caused an order backlog at our major Food site in the Netherlands. Although the problem was largely rectified by October, production was disrupted for a period. Quest is determined to restore its reputation for excellent customer service.

For our Regional and Industrial businesses, higher profits in Pakistan and Argentina were offset by the loss of profits from divested businesses and a legal provision.

Despite the respectable overall performance, I regret that I cannot report the improvement in ICI’s share price for which we are all working. Against our selected peer group, our ranking in terms of Total Shareholder Return remained 13 of 17. This performance is disappointing. The Board and I continue to believe that ICI has all the necessary components for an improved placing and are committed to achieving that improvement.

I remain convinced that, given the improved strength of our balance sheet, our stated goals – organic sales growth of 4 to 5% (1 to 2% above global GDP), plus another 1 to 2% growth from synergistic bolt-on acquisitions – are achievable, once economies improve. We believe that this, in combination with improved operational effectiveness, will provide the basis for consistent, longer-term profit growth.

Exciting progress
We’re already making progress on a number of fronts. We are launching innovative new products across the Group, such as Paints’ one-coat elastomeric ‘Polycell Basecoat’, which was an instant success in the UK. Our science and technology function continues to enhance its reputation. National Starch researchers, for example, are working with the US Army Research Laboratories developing sealants and encapsulants to protect tomorrow’s flexible flat screens from moisture and oxygen. Some of our largest global customers have expressed interest in understanding how ICI businesses’ technology and know-how might be leveraged in collaborations to generate long-term added value for their product development programmes.

ICI is focused on growth and we have an increasing number of people in the regions with significant potential. In China, an important growth market, we now have 1,400 employees, up from some 900 only four years ago, and we continue to invest in manufacturing and marketing facilities in the country. ICI is global, but our success is often built on local management able to understand and respond to local consumer and customer requirements.

In May we published “The ICI Report on the Secrets of the Senses”, Dr Charles Spence of Oxford University’s ground breaking research into the importance of sensory experience for health and emotional wellbeing. This helped focus attention on ICI’s expertise in the growth areas of the science of sight, scent, taste and touch, the heart of our business today.

Our people
In conclusion, I want to thank our employees all around the world for the dedication and effort that delivered commendable results under difficult conditions. When the tide turns, I know we will be ready.

Brendan O’Neill Chief Executive

Back to Contents

2002 was another tough year but ICI remained focused on performance. ICI’s know-how created innovative new products and improved existing ones to help customers achieve their goals. We pursued the best growth opportunities in global and local markets. And technology, quality, value and efficiency will remain vital to keeping sales up and costs down in 2003.

Back to Contents

driving success through creative people

Being a great place for great people to work is one of ICI’s goals. People are the vital ingredient for our success, this year, next year and every year. Joining one of ICI’s businesses opens up a world of opportunities that spans consumer and business-to-business industries around the globe. With some 100 operating units, manufacturing and selling over 50,000 products in more than 55 countries, an ICI career can offer a great diversity of work experience.

Back to Contents

An extraordinary range of talent
Interior designers, perfume “noses”, bakers, chefs and food flavourists, webmasters, and oil exploration technicians are hardly typical employees for a specialty products and paints company. Yet, within ICI, they are as vital as sales and marketing people, production teams, chemists, engineers, technologists, IT specialists and administrators in getting things done.

Getting the best from such a diverse mix of skills and disciplines requires strong leadership within a performance culture. The Group addresses management and leadership development globally, with a three-tier management training and leadership programme designed to groom people for the next level of responsibility. It is a process that aims to turn promising young professionals into team leaders, then into seasoned managers with the skills and expertise to run businesses and, ultimately, to provide a grounding in developing strategy.

Skill building programmes are underway across ICI as well as in every business and function. Training objectives are simple: to develop staff with the professional and team skills required for optimum job performance and personal development, so that competence and confidence are enhanced at the same time as ensuring that ICI operations are safe, stimulating and enjoyable places to work.

Boosting performance
In recent years, ICI has taken steps to ensure that staff rewards reflect individual, team and business performance. Variable pay schemes are in place for a growing proportion of our professional and managerial employees, cementing the link between targets, achievement and team and individual rewards.

Back to Contents

growing stronger on local knowledge

Around the world ICI targets the industries, customer segments and national markets offering the greatest potential for profitable growth. Innovative ideas, proprietary technology and knowledge and strong customer relationships are key to success in every sector. Producers of consumer goods look to ICI for sensory signatures like flavours and fragrances; industrial customers want specialty solutions and distinctive performance properties. In developing economies, our experience of when and how to invest in new operations has resulted in a broad geographic spread of businesses with strong market positions.

Sticking close to the action
Our people know first hand where economic activity is stirring and where it’s slowing. In emerging markets, rising sales of packaging adhesives are often the first indicators of industrial growth. And where adhesives lead, our other businesses follow.

We were ready for the lift in China and India. These will continue to be growth markets, particularly for National Starch and Paints. We remain convinced that Latin America, despite severe recession, has exciting long-term prospects. This year Quest opened a creative studio in Brazil, which is emerging as a personal care market with significant growth potential. Central and Eastern Europe is buoyant, all our businesses report, with household appliance manufacturing showing particular strength for Uniqema.

Cash rich, time poor
It is human nature to want quality brands and advanced products when prosperity makes them accessible to the mass market. But greater wealth often means less free time, hence the growth in eating out and prepared meals, sectors that ICI has targeted in recent years and which have become sizeable markets in the developed world. The food industry represented 14% of ICI sales in 2002. The £110 billion personal care industry continues to grow fast around the world.

Our diversity of products, customers and geographic markets has been a vital ingredient in ICI’s resilient performance in a challenging year.

Back to Contents

easy open
easy grip
easy brushing
FOR WOOD & METAL
Pure Brilliant White
Dulux

Consumers can find painting areas of wood and metal messy and difficult. To make life easier, ICI Paints has invented the easycan. Made from lightweight plastic, easycan's waisted shape is easier to hold, and the screw-top lid easier to open than standard paint pots. Easycan also features a built-in brush rest and wipe. No fuss, less mess, pure innovation.

Quest virtually swept the board at Brazil's fragrance awards, winning several categories including the best new men's fragrance. We are in great shape and getting stronger in body-conscious Brazil, tipped to become the world's second largest personal care market by 2010.

hairstyles that bounce back

Every woman wants fabulous hair, even after a vigorous workout or a walk in wild weather. Our 'DynamX' polymers from National Starch, now being incorporated into styling products, give hair "shape memory". Gels, mousses and sprays with 'DynamX' technology combine free movement and soft texture with lasting hold so hair falls naturally back into place. The new generation of products has great growth potential and takes ICI beyond hair spray polymers into the broader hair care sector, which fills millions of feet of retail shelf space worldwide.

Back to Contents

bubbling out of the laboratory

ICI’s research pipeline has developed real momentum and it’s clear that ICI’s science skills and technology investment strategy are bearing fruit. Three key technology platforms relevant to all our businesses – sensory science, targeted delivery and high throughput experimentation – occupy centre stage, over and above the research individual businesses perform in support of their specific product development and customer needs. ICI also calls on top academic experts for advice and guidance.

Back to Contents

Sensory science
That colour, scent, taste and texture are powerful feel-good factors has been known since time began. ICI undertakes and sponsors research into physiological responses to sensory stimuli to establish how the senses affect human health and emotions. Armed with this knowledge, we can tailor molecules that target visual, smell, taste and touch receptors with precision. This helps our customers to package sensory pleasure to relieve the stresses of modern life, making people healthier and more productive.

Intelligent materials
Materials science underpins about two-thirds of ICI sales. Using concepts borrowed from nature, ICI is developing new composite synthetic materials with complex microstructures to improve on nature; scuff-resistant acrylic-reinforced paints are an example. Such work centres on the study of polymer architecture and final physical form. The goal is to provide customers with control over effects, such as delaying the release of fragrance molecules in detergents until laundry is dried or ironed, or protecting flavours until water is added.

Fast chemistry
High throughput experimentation is a technique, adopted by ICI three years ago, that uses miniaturised, automated equipment to accelerate screening the properties of thousands of chemical formulations, enabling chemists to explore many more possibilities at much lower cost than formerly. Time to discovery is reduced and the number of choices is increased so our businesses can respond quicker to market and customer challenges.

From the lab to the customer
A new phase began in spring 2002 when the Group’s technology team launched an initiative to strengthen and widen scientists’ connections with commercial and marketing teams across ICI. As well as inspiring ideas for new product development or market applications within ICI, wider understanding of the Group’s newest technology identifies more opportunities to offer additional customer benefits. As a result, ICI is better leveraging its technology investment, a vital ingredient in the creation of the next generation of products.

Back to Contents

sustaining our future

Sustainable development means meeting our needs today without compromising the ability of future generations to meet theirs. Reducing the environmental impact of its business activities is ingrained in ICI’s thinking, as is growing profits. For decades our operations have sought ways to be both successful and responsible.

ICI recognises that reputation is a vital ingredient in business performance. Our “licence to operate” requires that we follow sound and principled environmental and social practices. Our record is acknowledged by socially responsible investment funds and places us among the leaders in the chemical sector; the Group is a benchmark in some rankings. Our policy is to conduct business responsibly, with integrity and with respect for the interests of all those affected by our operations. We believe our activities should generate economic benefits; create opportunities for an enhanced quality of life; respect the environment, and be a positive influence on the community everywhere we operate. We are developing social investment equivalents for our highly regarded Safety, Health and Environmental (SHE) performance metrics.

Ethics and effectiveness
All ICI research and development is about improving standards. Activities also involve finding renewable resources, safer or superior substitute materials, or production methods that are energy-efficient and reduce waste. Our product stewardship programmes include working with our suppliers to achieve equivalent standards as part of our overall life cycle approach.

We also want our activities to support the wider community. Our businesses all over the world help with health care and education, building local infrastructure, funding clinics, environmental projects, sponsoring schools and financing tuition and books for disadvantaged students. In countries where educational provision is limited, such programmes benefit everyone, including ICI, by improving the availability of skilled talent.

Still strong on SHE
For more than a decade ICI has been significantly reducing its environmental impact, a process accelerated by the transformation of the business portfolio. Equally, the improvement in our health and safety performance has been substantial, putting us among the best. We maintain our focus on SHE and, in the second year of our current five-year programme, are on plan to meet the majority of our Challenge 2005 objectives and have actions in place to address those areas where we are behind. Full details are published in our Sustainability Report and on our website, www.ici.com.

Back to Contents

Part of ICI Argentina's business transforms wine industry by-products into ingredients for foods, drinks and pharmaceuticals. From the grape skins and wine lees, tartaric acid and wine alcohol are extracted. And grape seeds are treated to extract a cooking and salad oil that is high in polyunsaturates for sale in the USA and Japan.

Sensory enjoyment is so central to today's ICI that we've become attuned to the difficulties of anyone lacking full use of the senses. We recently adopted Sense, representing people who are both deaf and blind, as our corporate relationship charity. ICI lends its name and profile to help Sense generate media attention for its work and increase awareness of the challenges that deafblind individuals face.

cleaning up dry cleaning

Uniqema, working with Linde Gas, has developed a "green" dry cleaning process. Washpoint reduces the environmental and health concerns associated with traditional dry cleaning methods. Pressurised carbon dioxide (CO_2) used with Uniqema's chemical detergent booster gives excellent cleaning results on fabrics and leather. Washpoint also consumes less energy, smells better and poses lower risk to the environment, the workforce or the consumer. With dry cleaners almost everywhere in Europe and America, there's an opportunity for Uniqema to clean up.

Back to Contents

around the world with 50,000 products

Many of the products ICI makes and markets around the world today are specialty added-value formulations for specific applications. Our products for industrial use are often customised for particular manufacturing plants or process requirements. From paint to soft drink cans, air fresheners to snack flavours, seed coatings to food packaging, oilfield drilling fluids to automotive lubricant, construction components to high-tech electronic gadgetry, factories, offices, hospitals and homes around the world contain products incorporating ICI ingredients. Creative marketing, detailed local or customer knowledge, in-depth application understanding and advanced technology are the other vital ingredients.

Back to Contents

ICI Paints’ brands are leaders in many countries because memorable advertising and marketing campaigns support top quality products tailored to local climatic conditions, fashion trends and functional needs. From India to Indiana, our decorative products cover the spectrum from basic cleanliness, weatherproofing and maintenance, to the ultimate in personal expression or designer luxury, with colours from minimalist to baroque.

Our food and fragrance business offers customers palettes of flavours and aromas to cater for regional nuances in taste and scent preferences. Quest’s patented methodologies help customers explore relationships between tastes and aromas, both emotionally and physiologically, to deliver distinctive lifestyle or brand appeal.

ICI is versatile. Some Uniqema chemists develop unique synthetic lubricants for individual car engine ranges and transmissions, or for refrigeration systems; others formulate the ingredients that give personal grooming products targeted benefits for all ages, both sexes and every skin type for washing, shaving, protecting and moisturising. The common thread is improving product performance.

National Starch products go into everyday household goods and high-tech marvels. From dairy desserts to thermal interface materials used in space satellites, what keeps customers coming back is the combination of innovation, practical problem solving and responsive service. Our detailed knowledge of innumerable production processes has made us long-term partners and suppliers to some of the world’s top companies.

Better, safer, cleaner, fresher, tastier, and more colourful… the vital ingredient is from ICI.

Back to Contents

leadership team

Back to Contents

leadership team continued

1	Lord Trotman, Chairman, aged 69.
Appointed a Non-Executive Director in 1997, he became Chairman in 2002. He was Chairman and Chief Executive Officer of Ford Motor Company until his retirement in 1998. He joined Ford in the UK in 1955 and was appointed to the Board of Directors in 1993. He is a member of the Board of Directors of IBM.

2	Brendan R O’Neill, Chief Executive, aged 54.
Appointed a Director and Chief Operating Officer in 1998 and Chief Executive in 1999. He has been invited to join the Board of Tyco International Ltd as a Non-Executive Director. He was formerly Chief Executive of Guinness Limited and a Director of Diageo Plc. He is also a member of the Council of Cancer Research UK.

3	Timothy A Scott, Chief Financial Officer, aged 40.
Appointed a Director and Chief Financial Officer in 2001. He is Chairman of the ICI Charity Trust and Appeals Committee. He joined Unilever in 1983 and held a variety of senior roles in their Speciality Chemicals business and group headquarters. He worked subsequently for ICI as Chief Administrative Officer for ICI Paints in North America and as Vice President, Strategy and Performance.

4	Richard N Haythornthwaite, Non-Executive Director, aged 46.
Appointed a Non-Executive Director in 2001. He is Chairman of the ICI Remuneration and Nomination Committee. He is Group Chief Executive of Invensys plc and a Non-Executive Director of Lafarge S.A. and Cookson Group plc and a Director of the National Museum of Science and Industry. He previously held senior positions with Blue Circle Industries plc, BP plc and Premier Oil plc. He is also Chairman of the Centre for Creative Communities and the Almeida Theatre Company.

5	John D G McAdam, Director, aged 54.
Appointed a Director in 1999. He is Chairman and Chief Executive of ICI Paints and has Board responsibility for Research, Development and Technology. He joined the Company in 1997 following the acquisition of the Speciality Chemicals business from Unilever, where he held a number of senior positions. He is also a Non-Executive Director of Severn Trent Plc and a member of the University of Surrey Business Advisory Board.

6	Joseph T Gorman, Non-Executive Director, aged 65.
Appointed a Non-Executive Director in 2000. He is Chairman of the ICI Audit Committee. He was formerly Chairman and Chief Executive Officer of TRW Inc. He is also a Director of Alcoa, Inc., The Procter & Gamble Company and National City Corporation. He is a past Chairman and current member of the US-Japan Business Council and served on the Boards of the US-China Business Council and The Prince of Wales Business Leaders Forum. He is active in numerous business and community organisations.

7	Lord Butler, Senior Non-Executive Director, aged 65.
Appointed a Non-Executive Director in 1998. He is the Senior Non-Executive Director of ICI. He is Master of University College, Oxford and a Non-Executive Director of HSBC Holdings plc. He was formerly Secretary of the Cabinet and Head of the UK Home Civil Service.

8	Adri Baan, Non-Executive Director, aged 60.
Appointed a Non-Executive Director in 2001. He is a Director of PSA Corporation Limited, (Port of Singapore Authority); and Hesse-Noord Natie, Port of Antwerp; Wolters Kluwer N.V.; ASM International N.V.; Koninklijke Volker Wessels Stevin nv; International Power plc and the Trust Office of KAS BANK NV. Until his retirement in March 2001, he was Executive Vice-President of Royal Philips Electronics and President and Chief Executive Officer of their Consumer Electronics Division.
9	William H Powell, Director, aged 57.
Appointed a Director in 2000. He is Chairman and Chief Executive Officer of National Starch and Chemical Company and has Board responsibility for Group Safety, Health and the Environment. He joined the Company in 1997 following the acquisition of the Speciality Chemicals business from Unilever, where he held a number of senior positions. He is a past Chairman of the Corn Refiners Association and currently an Honorary Director. He is a member of the Institute of Food Technologists and the American Institute of Chemical Engineers. He is also a member of the Board of Overseers of the New Jersey Institute of Technology and a member of the Board of Trustees of the State Theater of New Jersey.

10	Paul J Drechsler, Director, aged 46.
Appointed a Director in 1999. He is Chairman and Chief Executive of Quest International. He joined the Company in 1978 and has held senior positions in Brazil, USA and Europe. He is Chairman of ICI Pensions Trustee Ltd, has Board responsibility for Sustainable Development within ICI and is a member of the Council of the World Business Council for Sustainable Development.

11	Debjani Jash, Company Secretary, aged 38.
Appointed Company Secretary in 2000. She joined ICI as a solicitor in 1995 and was previously with the law firms Mayer, Brown, Rowe & Maw and Jones Day Gouldens in the City of London specialising in corporate finance and mergers and acquisitions. She is a member of the Jesus College Cambridge Campaign Committee.

12	Michael Gardner, aged 56.
Appointed a member of the Executive Management Team in 2000. He is Executive Vice President Regional and Industrial Businesses. He joined the Company in 1968 and was formerly Chief Executive Officer of the Petrochemicals Business.

13	Michael H C Herlihy, aged 49.
Appointed a member of the Executive Management Team in 1996. He was appointed General Counsel in 1996 and Executive Vice President Mergers and Acquisitions in 2000. He joined the Company in 1979.

14	Rolf Deusinger, aged 45.
Appointed a member of the Executive Management Team in 2002. He is Executive Vice President Human Resources. He joined ICI in October 1999 as Senior Vice President Human Resources for ICI Paints. Previously he was Head of International Human Resources for Messer Griesheim GmbH based in Germany. He has over 18 years’ international experience in the field of Human Resources, predominantly in consumer businesses, including PepsiCo covering the Americas, Europe and Central Asia.

15	Leonard J Berlik, aged 55.
Appointed a member of the Executive Management Team in 2000. He is Executive Vice President Performance Specialties. He also has regional oversight responsibilities for Group activities in Europe, the Middle East and Africa. He joined National Starch and Chemical Company in 1972 and, prior to his appointment with Industrial Specialties (now Performance Specialties) in 2000, served as Executive Vice President of the Adhesives Division. He represents ICI on the Consultative Assembly of Member Companies of the European Chemical Industry Council.

Board changes
At each Annual General Meeting of the Company’s shareholders one third of the Directors (being those longest in office since their last election) retire and are eligible for re-election. New Directors appointed between Annual General Meetings to fill casual vacancies, or as additional Directors, retire at the Annual General Meeting following their appointment and are also eligible for election.

Mr J T Gorman, Mr R N Haythornthwaite and Mr T A Scott retire under Article 96 of the Company’s Articles of Association. All are recommended for re-election.

All Executive Directors are employed on rolling contracts subject to no more than one year’s notice.

No Director or Officer has a family relationship with any other Director or Officer.

Back to Contents

corporate governance

Corporate governance
The Group is committed to high standards of corporate governance. The Board is accountable to the Company’s shareholders for good governance and this statement describes how the relevant principles of governance are applied to the Company. Throughout the year the Company has been in compliance with the provisions set out in the Combined Code for Corporate Governance appended to the Financial Services Authority Listing Rules.

The ICI Board currently comprises the Non-Executive Chairman, the Chief Executive, four other Executive Directors and four Non-Executive Directors including the Senior Non-Executive Director, Lord Butler. Their biographies appear on page 21. These demonstrate a range of business, financial and global experience, which is vital to the successful direction of a multi-national company. All the Non-Executive Directors are independent of management. The Board is balanced both numerically and in experience.

All Directors are equally accountable under the law for the proper stewardship of the Company’s affairs. The Non-Executive Directors have a particular responsibility to ensure that the strategies proposed by Executive Directors are fully discussed and critically examined, not only against the best long-term interests of shareholders, but also to ensure that they take proper account of the interests of employees, customers, suppliers and the many communities within which ICI is represented. The Non-Executive Directors also test fully the operational performance of the whole Group. The Board has prescribed reserved powers which reinforce its control of the Company. There is a procedure for Directors to obtain independent professional advice at the Company’s expense in the performance of their duties as Directors.

To enable them to do this all Directors have full and timely access to all relevant information. The Board meets at least eight times a year and there is frequent contact between meetings to progress the Company’s business.

The Non-Executive Directors fulfil a vital role in corporate accountability. The remits and memberships of the three relevant Board Committees are set out on page 23. The Remuneration and Nomination Committee and the Audit Committee which comprise solely Non-Executive Directors, meet at least quarterly and report regularly to the Board.

Remuneration and Nomination Committee
The Chairman and Chief Executive are in attendance at the Remuneration and Nomination Committee for appropriate items but are always excluded when their own performance and remuneration are under review. The Chairman is not a member of the Remuneration and Nomination Committee except when it meets as the Nomination Committee. He attends all remuneration discussions except when his own position is being discussed. The Chairman from time to time promotes discussion with the Executive Directors about Non-Executive Directors’ remuneration based on external comparisons. Any recommendations are tabled to the full Board. Non-Executive Directors have the option of taking part of their remuneration in the Company’s shares.

The Remuneration Report, on pages 24 to 27, includes details on remuneration policy and practices, and on the remuneration of Directors.

Lord Butler acts as the Company’s Senior Non-Executive Director. In this position he promotes discussion at appropriate times about the Company chairmanship and succession to it.

The Non-Executive Directors normally meet twice a year with the Chairman and Chief Executive to discuss and evaluate Board and individual Directors’ performance and succession plans. At appropriate times the Chief Executive and then the Chairman absent themselves so their performance can be assessed. The final discussion is led by the Senior Non-Executive Director and there is feedback to individuals.

Appointments to Executive Director are fully discussed by the Chairman and Chief Executive with the Remuneration and Nomination Committee before a proposal is formally made to the Board by the Chairman of that Committee. Possible new Non-Executive Directors are suggested by all members of the Board against the requirements of the Company’s business and the need to have a balanced Board. In appropriate cases recruitment consultants are used to assist the process. Possible candidates are discussed with all Directors before any approach is made to them. All Directors are subject to re-election at least every three years.

Audit and internal control
In accordance with the guidance for directors on internal control (The Turnbull Guidance), the Board confirm that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group’s strategic objectives.

The process has been in place throughout 2002 and up to the date of approval of the Annual Report and Accounts and Form 20-F, and accords with The Turnbull Guidance. The effectiveness of this process has been reviewed regularly by the Audit Committee who report their findings for consideration by the Board.

The processes used by the Audit Committee to review the effectiveness of the system of internal control include:

•	Discussions with management on risk areas identified by management and/or the audit process;
•	The review of internal and external audit plans;
•	The review of significant issues arising from internal and external audits; and
•	The review of significant Group risks reported by the Group Risk Committee.

The Audit Committee reports to the Board the results of their review of the risk assessment process. The Board then draws its collective conclusions as to the effectiveness of the system of internal control.

The Group Risk Committee (GRC) consolidates and prioritises for the Board the inputs received from management of the Businesses and corporate functions. The GRC comprises the heads of major corporate functions, the Group Internal Auditor and the General Counsel. The GRC meets on a regular basis to review updated input from business and corporate management and to report its conclusions to the Audit Committee.

The internal audit function reviews internal controls in all key activities of the ICI Group, typically over a three year cycle. It acts as a service to the Businesses by assisting with the continuous improvement of controls and procedures. Actions are agreed in response to its recommendations and these are followed up to ensure that satisfactory control is maintained. Quarterly reviews are also conducted between internal audit management and the senior management of the Businesses and major functions to assess their current control status and to identify and address any areas of concern.

The Board is responsible for maintaining and reviewing the effectiveness of the Group’s system of internal controls. The internal control systems are designed to meet the Group’s

Back to Contents

corporate governance continued

particular needs and the risks to which it is exposed and are designed to manage rather than eliminate the risk to the achievement of business objectives and can only provide reasonable and not absolute assurance against misstatement or loss.

The Group’s strategic direction is regularly reviewed by the Board, and the Executive Management Team considers the strategy for the individual Businesses through an integrated disciplined process on a biennial basis.

Annual plans and performance targets for each Business are set by the Chief Executive and are reviewed in total by the Board in the light of the Group’s overall objectives.

The processes to identify and manage the key risks to the success of the Group are an integral part of the internal control environment. Such processes, which are reviewed and improved as necessary, include strategic planning, the appointment of senior managers, the regular monitoring of performance, control over capital expenditure and investments and the setting of high standards and targets for safety, health and environmental performance.

Within the financial and overall objectives for the Group, agreed by the Board, the management of the Group as a whole is delegated to the Executive Management Team. The conduct of ICI’s Businesses is delegated to the individual Executive Vice Presidents. They are accountable for the conduct and performance of their Businesses within the agreed Business strategy. They have full authority to act subject to the reserved powers and sanctioning limits laid down by the Board and to Group policies.

Businesses are responsible for meeting the defined reporting timetables and compliance with Group accounting manuals which set out accounting policies, controls and definitions.

The Executive Management Team receives a monthly summary of financial results from each Business, and the Group’s published quarterly financial information is based on a standardised and timely reporting process.

There is a process in place which requires post event reviews to be undertaken following the completion of all major investments. This process aims to improve the quality of business judgements through the understanding and experience gained.

Responsibility for monitoring compliance with Group policies and guidelines rests with the Executive Vice Presidents and Chief Executive Officers for operating Businesses and with senior managers for the Corporate Centre.

Annual statements of compliance are provided to the Board, and these statements are reviewed by the relevant functional leader for each policy area. In turn, there is an annual report to the Audit Committee, on behalf of the Board, on the degree of compliance with Group policies and guidelines. Corrections to any weaknesses found are monitored and controls are developed to match changing circumstances.

Sarbanes-Oxley Act 2002
The Company monitors its legal and regulatory obligations following the enactment of the Sarbanes-Oxley Act in the United States. It is the Company’s intention to comply with the legal and regulatory requirements introduced pursuant to this new legislation, in so far as they are applicable to the Company.

Disclosure controls and procedures
In accordance with recommendations issued by the US Securities and Exchange Commission, the Company has established a Disclosure Committee comprising appropriate senior executives from the ICI Corporate Centre: the Chief Financial Officer, the General Counsel, the Company Secretary, the Group Internal Auditor, the Investor Relations Director and the Group Financial Controller. The Committee designs, maintains and evaluates the Company’s disclosure controls and procedures and reports its evaluation to the Chief Executive and Chief Financial Officer.

Principles of business conduct
As a leading international company, ICI’s reputation for high ethical standards is central to its business success. A Code of Business Conduct which provides guidance in this area has been communicated throughout the Group.

Communications
Communications with shareholders are given a high priority. The Annual Review is sent to shareholders and a full Annual Report and Accounts and Form 20-F is available on request. In addition, at the half year, an interim report is produced and sent to shareholders and the quarterly results are published via the London Stock Exchange and by press release. Individual shareholders have the opportunity at the Annual General Meeting to question the Chairman directly. As an alternative, shareholders can leave written questions for response by the Company. After the Annual General Meeting, shareholders can meet informally with the Directors. There is regular dialogue with individual institutional shareholders as well as presentations to analysts after the quarterly results.

Membership of the Board Committees and a summary of their terms of reference are as follows:

Audit Committee
Members:
Mr J T Gorman (Chairman)
Mr A Baan
Lord Butler
Mr R N Haythornthwaite

Terms of reference:
To assist the Board in the discharge of its responsibilities for corporate governance, financial reporting and corporate control.

Remuneration and Nomination Committee
Members:
Mr R N Haythornthwaite (Chairman)
Mr A Baan
Lord Butler
Mr J T Gorman
Lord Trotman (when meeting as the Nomination Committee)

Terms of reference:
To recommend to the Board the remuneration policies for Executive Directors and the most senior management in the Company. To determine the remuneration of these executives and to exercise the powers of the Directors under the share option schemes. To propose to the Board new appointments of Directors.

Appeals Committee
Members:
Mr T A Scott (Chairman)
Lord Butler
Mr R N Haythornthwaite

Terms of reference:
To determine the policy and practice for the making of charitable donations in the UK.

Back to Contents

summary remuneration report

The following is a summary of the full Remuneration Report that is contained in the ICI Annual Report and Accounts and Form 20-F for 2002.

Remuneration Committee
Role and membership
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of Executive Directors. The Committee determines the total remuneration packages for these individuals including any compensation on termination of office. This provides the framework for remunerating all senior executives.

The Remuneration Committee is comprised exclusively of independent Non-Executive Directors of the Company. The members of the Remuneration Committee are shown on page 23.

The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided.

The constitution and operation of the Committee comply with the Combined Code for Corporate Governance of the Financial Services Authority.

Advisers
To ensure that ICI’s remuneration practices are market competitive, the Remuneration Committee has access to detailed external research on market data and trends from independent and experienced international consultants. Such advisers are appointed by the Remuneration Committee. Where ICI executives are invited to attend meetings to respond to specific questions raised by the Committee in respect of matters under consideration, this specifically excludes any matter concerning the detail of their own personal remuneration.

Remuneration policy
Executive Directors
The Company’s ongoing remuneration policy for Executive Directors is to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. To achieve this, the remuneration package is based upon the following principles:

•	Incentives should align the interests of executives and shareholders, reward the creation of long-term value and minimise risk for shareholders.

•	Reward elements should be designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package.
•	The total remuneration package for on-target performance should be fully competitive in the relevant market.

•	Packages can be structured flexibly to meet critical resource needs and retain key executives.

Personal shareholdings
In order to align the interests of our most senior employees with those of shareholders, our Executive Directors and senior executives are expected to build up personal shareholdings of ICI Ordinary Shares through the retention of shares acquired via Company share-based plans. For Executive Directors this shareholding is as follows:

Target value of shareholding Chief Executive Two times base salary Executive Directors One times base salary

External directorships
Executive Directors are encouraged to take an external Non-Executive Directorship. In order to avoid any conflict of interest all appointments are subject to the approval of the Remuneration Committee and the Board. Directors retain payments received in respect of these appointments.

Non-Executive Directors
The remuneration policy for Non-Executive Directors is determined by the Board. Remuneration comprises an annual fee for acting as a Non-Executive Director and an additional fee for acting as the Chairman of a Board Committee or as the Senior Non-Executive Director. Non-Executive Directors are not eligible to participate in incentive plans.

ICI operates a scheme which enables Non-Executive Directors to receive payment of part of their fees in the form of ICI Ordinary Shares.

Remuneration packages for Executive Directors The remuneration package for Executive Directors comprises five elements:

•	base salary;

•	Annual Incentive Plan;

•	Performance Growth Plan;

•	share option scheme; and

•	post-retirement and other benefits.

The performance related elements, when valued at target performance levels, comprise more than 50% of the package (excluding post-retirement benefits).

Base salaries
Base salaries are a fixed annual sum recognising ongoing market value. The Company’s policy is to set the salary for each Executive Director within a range around the market median for similar positions in large, international, publicly quoted companies. Salaries for individual Directors are reviewed each year by the Remuneration Committee, recognising the individual’s performance and experience, and developments in the relevant employment market.

Annual Incentive Plan
The Annual Incentive Plan rewards Executive Directors for the achievement of annual financial and strategic goals of ICI and its businesses.

The financial targets which are set under the Annual Incentive Plan are derived from the strategic and annual planning processes for ICI and its businesses. During 2002, bonus targets focused on the delivery of Economic Profit, cash generation and the achievement of key strategic objectives. Targets are established by the Board and approved by the Remuneration Committee.

Economic Profit is ICI’s key internal financial measure. This measure is based on profit after tax, less a charge for the use of capital. Economic Profit encourages both profitable growth and the efficient use of capital to generate sustainable shareholder value.

The bonus opportunity available to Executive Directors for 2002 for the achievement of on-target performance was 50% of base salary. A maximum bonus opportunity of 100% of base salary was possible for the significant over-achievement of the defined targets.

In the difficult economic climate of 2002, all of ICI’s International Businesses achieved comparable sales growth over 2001– with both Paints and National Starch also growing their trading profit. Strong cash generation and excellent management of working capital enhanced the operating performance of most businesses during the past year. ICI Group targets for Economic Profit improvement and cash flow were exceeded. In some cases, the level of incentive payments additionally reflects delivery against key strategic objectives to strengthen individual businesses and the balance sheet of ICI.

Back to Contents

summary remuneration report continued

Performance Growth Plan
The Performance Growth Plan (PGP) drives and rewards longer-term business performance improvement. The Plan strengthens the alignment with shareholders by placing a greater emphasis on sustained long-term value creation.

For the Executive Directors, the Plan makes conditional awards of ICI shares linked to performance over a fixed three year period measured as follows:

• Chief Executive and Chief Financial Officer: Total Shareholder Return (TSR) vs ICI’s Peer Group (see below).

• Business Heads: TSR (as above) and Economic Profit of their own business.

• In addition, the Remuneration Committee must be satisfied that the underlying performance of ICI justifies the receipt of any shares.

TSR calculations are performed by independent consultants and are approved by the Remuneration Committee.

The shares required to make awards under this Plan are provided via a trust funded by ICI. There is no dilution of ICI’s issued share capital.

The maximum conditional award of 100% of base salary per annum (200% for US Directors) is linked to at least upper quartile performance versus the Peer Group. For median TSR performance, 40% of this maximum award will be paid. No TSR award is paid for below median performance.

Economic Profit targets are consistent with the achievement of the Company’s TSR goals and ICI’s strategic targets.

The Peer Group for the TSR element represents ICI’s key global competitors and has been selected on the basis of market location, size, diversity and performance. The Peer Group of companies for the conditional awards made in 2002 was: Air Products and Chemicals; Akzo Nobel; Clariant; Crompton Corporation; Cytec Industries; Ciba Specialty Chemicals; Danisco; Degussa; Engelhard Corporation; Givaudan; Henkel; H.B. Fuller Company; International Flavors & Fragrances; Rhodia; Rohm and Haas Company; The Sherwin-Williams Company. The Peer Group for the 2003 awards will comprise a similar set of companies.

For the 2000 – 2002 performance period, ICI’s TSR ranked 13 out of the 17 companies in the Peer Group and, as a result, all awards under the TSR performance measure for this cycle lapsed. Two Directors received awards under the Economic Profit measure and these are shown on page 27.

Share option schemes
The share option schemes reward Executive Directors for longer-term corporate performance as reflected in share price appreciation.

Options to purchase the Company’s Ordinary Shares may be granted each year. Individual option grants to Executive Directors during 2002 were in a range of 125% to 200% of salary, reflecting market practice (UK or US, as appropriate), and individual performance and potential impact on longer-term business results. Grants are made subject to a performance condition that over a three year period the growth in ICI’s earnings per share (excluding both amortisation of goodwill and exceptional items) must be equal to, or greater than, the increase in the UK Retail Prices Index plus 3% per annum. In the light of the Company’s current business outlook and the quantum of the grants involved, the Committee considers this to be an appropriately challenging condition for option grants made in 2002.

Options must be held for a minimum of three years from grant before they can be exercised and lapse if not exercised within ten years.

The shares to meet rights granted do not dilute ICI’s issued share capital as they are bought in the market.

No gains were realised on the exercise of share options during 2002 or 2001.

Retirement benefits
ICI provides retirement benefit plans for its executives which take account of local practice in the countries in which it operates. These plans are designed, as part of the total remuneration package, to attract the quality of staff needed by the business and to aid mobility between countries where necessary. In keeping with the Group’s philosophy on “fixed” elements of reward, they are normally positioned around the median of the local market.

Except where defined benefit plans already exist for current executives, retirement benefits are provided on a “defined contribution” basis so that Company costs are stable and predictable. Where possible, plans provide flexibility and choice to increase employee commitment, and enable executives to make their own contributions as well as the Company.

In this way, ICI encourages and supports its executives to play an active role in planning for their individual retirement needs.

It is ICI’s policy to match retirement benefit liabilities where possible by external funds rather than by Group assets.

Performance graphs
The first graph below shows indices of the TSR performances of ICI and of the Peer Group of companies for the Performance Growth Plan. The second graph, as required by the Directors’ Remuneration Report Regulations 2002, illustrates the TSR performance of ICI and of a “broad equity market index” over the past five years: the index shown is the FTSE 100 as ICI has been a constituent of this index throughout the five year period.

Back to Contents

summary remuneration report continued

Directors’ Remuneration		Base salary and fees (note 4)	Annual incentive payments	Benefits and other emoluments	Total		Defined benefit pension plans		Defined contribution pension plans

							Accrued pension payable at normal retirement age or date of retirement	Transfer value of accrued pension (note 5)	Contributions

	notes	2002 £000	2002 £000	2002 £000	2002 £000	2001 £000	31 December 2002 £000	31 December 2002 £000	2002 £000

Lord Trotman	1	200			200	39

Dr B R O’Neill	2	615	361	39	1,015	774	7	81	155

P J Drechsler	3	325	63	34	422	445	138	979

Dr J D G McAdam		347	248	37	632	467	228	3,011

W H Powell		454	291	15	760	566	277	3,529	23

T A Scott	1,3,4	307	218	38	563	191	117	715

A Baan	1	30			30	15

Lord Butler	4	38			38	30

J T Gorman		40			40	30

R N Haythornthwaite	1	40			40	30

Directors who retired in 2001						496

Total		2,396	1,181	163	3,740	3,083

1	Mr R N Haythornthwaite joined the Board on 20 February 2001, Mr T A Scott was appointed on 23 May 2001 and Mr A Baan joined the Board on 25 June 2001. Lord Trotman was appointed Non-Executive Chairman of the Company with effect from 1 January 2002. All amounts reported for individuals are in respect of the part year for which they were employed as Directors.

2	A performance related retention arrangement linked to Annual Incentive Plan payments applies to Dr B R O’Neill only. The Remuneration Committee has determined that for each of the years 2002 to 2005 inclusive an additional cash sum equal to 50% of the earned annual bonus will be deferred and paid in 2006, normally subject to Dr O’Neill’s continued employment with the Group. This arrangement will operate for the first time in 2002 and the deferred payment for 2002 is £180,810 (2001 and prior years £nil). This is excluded from the table above and will be included when paid.

3	In 2002, Mr P J Drechsler received 9,450 Ordinary Shares, with a market value of £29,200 (2001 1,954 shares with a market value of £7,992) and Mr T A Scott received 4,621 Ordinary Shares with a market value of £14,279 (2001 nil). These matched shares were provided under the Bonus Conversion Plan which operates for the last time in respect of bonuses earned from the 1999 financial year. A bonus recipient could elect to have shares purchased with part or all of their net bonus after tax. After three years, shares purchased in the plan are released.

4	For 2002 the figures reported are the annual base salary or fee in payment at 31 December 2002 except in respect of Mr T A Scott whose annual base salary at that date was £325,000 and Lord Butler whose annual fee at that date was £40,000.

5	A transfer value is the present value lump sum equivalent of the accrued pension benefit.

Directors’ share interests, options outstanding and Performance Growth Plan awards		Interests in shares at 31 December 2002		Options outstanding at 31 December 2002 (note 4)		PGP awards outstanding at 31 December 2002 (notes 2 and 4)

	notes	ICI Ordinary Shares	Contingent interest in matched shares	Number	Weighted average exercise price £	Shares awarded for median TSR/ on target Economic Profit performance

Lord Trotman	3	76,090

Dr B R O’Neill		180,496	51,043	1,350,867	4.71	176,153

P J Drechsler	3	103,097	25,447	564,114	4.58	89,573

Dr J D G McAdam		33,018	28,024	518,144	4.36	96,551

W H Powell	3	76,012	–	1,064,440	4.29	296,452

T A Scott		28,308	8,340	345,356	3.93	62,897

A Baan		3,791

Lord Butler		1,636

J T Gorman	3	13,088

R N Haythornthwaite		6,666

1	All Directors took up their full entitlement to new ICI Ordinary Shares under the Rights Issue. Consistent with the policy on personal shareholding, no Directors have disposed of shares acquired via Company share-based plans except to meet consequent income tax liabilities.

2	Cumulative PGP data comprises aggregate awards relating to performance periods 2000/2, 2001/3 and 2002/4.

3	Holdings and awards in the form of ADRs for the purpose of this table have been disclosed in terms of Ordinary Share equivalents.

Back to Contents

summary remuneration report continued

Directors’ share interests, options outstanding and Performance Growth Plan awards (continued)
4	The number of shares under Options outstanding and their exercise price and the number of shares under Performance Growth Plan awards are stated after adjustment for the impact of the Rights Issue using adjustment factors determined by the Remuneration Committee.
5	Since 1998, share option grants are made subject to the earnings per share performance condition outlined on page 25.
6	Certain Executive Directors have a contingent interest in matched shares under the Bonus Conversion Plan provided in respect of the 1999 bonus plan which was operated for the last time in respect of that year. Matched shares are released to the participants after three years provided the individual remains employed by ICI.
7	Certain option grants made in 1999 were subject to delay, in accordance with the Financial Services Authority Listing Rules. The Remuneration Committee decided that those individuals so affected should receive the same gross gain at the time they exercise their options as if the grant had not been delayed.
8	Prior to being appointed Directors, Mr W H Powell and Mr T A Scott participated in cash based long-term incentive plans operated by the Group. The performance period relating to these awards ended on 31 December 2002. Mr Powell will receive no payment in respect of these units. During 2003 Mr Scott will receive £9,773 in respect of his service as a Director based on the performance of ICI’s International Businesses over the three years to 31 December 2002.

Shares vested under the Performance Growth Plan
The following shares in respect of the performance period 1 January 2000 to 31 December 2002 vested on 10 February 2003.

		Shares vested (notes 1 and 2)		Percentage of maximum number of shares that could be awarded

	Number of shares vested	Price at date of vesting £	Value of shares at date of vesting £	%

P J Drechsler	2,527	1.8375	4,643	5

Dr J D G McAdam	18,383	1.8375	33,779	35

1	Shares vested relate to Performance Growth Plan awards shown in the table at the foot of the previous page.
2	Growth in Economic Profit was particularly strong in the Paints business and this is reflected in an above target award under this measure to Dr McAdam. Mr Drechsler received a below target award and the award to Mr Powell lapsed. The award, based on the TSR condition, to Dr O’Neill also lapsed.

Directors’ service agreements and letters of engagement
 It is the Remuneration Committee’s policy that Executive Directors are employed on contracts subject to no more than 12 months’ notice, in accordance with current corporate governance best practice. The Remuneration Committee strongly endorses the principle of mitigation of damages on early termination of a service agreement.

The Chairman and Executive Directors are employed pursuant to agreements which terminate on 12 months’ notice. Non-Executive Directors are appointed for an unspecified term pursuant to letters of engagement. Further details of these are contained in the full Remuneration Report in the Annual Report and Accounts and Form 20-F 2002, copies of which are available from the Company Secretary.

On behalf of the Board

R N Haythornthwaite

Chairman of the Remuneration Committee
12 February 2003

Back to Contents

summary financial statement

chief financial officer’s review

The Group’s 2002 financial performance was creditable in what was a persistently challenging economic environment.

Comparable International Business sales were 1% ahead of last year, with growth in North America, Europe and Asia more than offsetting lower sales in Latin America. Comparable trading profit for the International Businesses was only 1% lower, with growth in Paints and National Starch being offset by lower profits in Quest and Performance Specialties. Group profit before tax, goodwill amortisation and exceptional items was £400m, essentially in line with 2001.

Cash flow improved substantially in 2002. Increased operating cash flow, the successful completion of the Rights Issue and the divestment of Synetix contributed to a £1,250m reduction in year end net debt, to £1,667m. Interest cover also improved significantly, to 4.3 times for 2002, compared to 3.5 for 2001 and 3.2 for 2000.

Trading results
The results before goodwill amortisation, exceptional items, interest and taxation of the Group’s continuing operations for last year compared to 2002 can be summarised as follows:

	2002 £m	2001 £m	Actual increase/ (decrease) %	Comparable* increase/ (decrease) %

Sales

International Businesses

National Starch	1,841	1,853	(1)	2

Quest	716	727	(2)	1

Performance Specialties	804	832	(3)	2

Paints	2,182	2,233	(2)	1

	5,543	5,645	(2)	1

Regional and Industrial	615	821	(25)

Inter-class eliminations	(33)	(41)

Total	6,125	6,425	(5)

Trading profit†

International Businesses

National Starch	224	218	3	5

Quest	82	107	(23)	(23)

Performance Specialties	49	68	(28)	(24)

Paints	188	176	7	9

	543	569	(5)	(1)

Regional and Industrial	(10)	4	(350)

Group trading profit†	533	573	(7)

Income from associates**	(10)	(10)	–

Group net interest charge	(123)	(162)	24

Group profit before tax†	400	401	–

*	References to comparable performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses.
†	Before goodwill amortisation and exceptional items.
**	After interest payable of £28m (2001 £67m).

Interest
The Group net interest charge for the year was £123m compared to £162m in 2001, primarily as a result of lower average net debt during the year, following the successful completion of the Rights Issue, and lower interest rates.

Profit before tax
Profit before tax, goodwill amortisation and exceptional items for the year was £400m, £1m lower than last year. Lower trading profits for the International Businesses, and a trading loss for the Regional and Industrial businesses were almost entirely offset by lower interest costs.

Profit before tax, but after goodwill amortisation and exceptional items was £317m compared to £205m in 2001.

During 2002 the adverse currency translation effect compared to last year on the Group’s reported profit before tax, goodwill amortisation and exceptional items was £11m.

Taxation
Taxation on profit before goodwill amortisation and exceptional items was £115m, £1m lower than last year, with the Group effective tax rate being maintained at 29%. 2001 has been restated for the effect of FRS 19.

Exceptional items
Exceptional items charged after trading profit for the year comprised a £50m profit from the sale or closure of businesses, a £3m profit on the disposal of fixed assets and £99m written off investments. The pre-tax profit from the sale or closure of operations included a £90m profit on the sale of our catalyst business, Synetix, and a profit on the sale of Security Systems. These were partially offset by a £32m loss on the divestment of the UK Nitrocellulose and Energetic Technologies businesses and a £27m loss due to the liquidation of Irish Fertilizer Industries, in which the Group has a 49% interest. Amounts written off investments of £99m related to a provision against ICI’s existing investments in Ineos Chlor, where uncertainty exists as to the extent to which, and period over which these amounts will be recovered.

Earnings per share
Basic earnings per share before goodwill amortisation and exceptional items for the year were 23.7p, compared to 29.8p in 2001. The lower amount in 2002 was due to the increased number of shares in issue as a result of the Rights Issue.

Net profit after goodwill amortisation and exceptional items was £179m, compared to £80m in 2001. Basic earnings per share after goodwill amortisation and exceptional items were 16.1p compared to 9.2p in 2001.

Back to Contents

chief financial officer’s review continued

Tim Scott Chief Financial Officer

Prior year profit and earnings per share figures have been restated for the effects of the bonus element of the Rights Issue and for FRS 19. The weighted average number of shares in issue in 2002 was 1,114m, compared to 869m in 2001.

Dividend and dividend policy
As previously stated, the Group’s dividend policy is that dividends should represent about one third of net profit before goodwill amortisation and exceptional items. In line with this policy, the Board has recommended a second interim dividend of 4.5p, to bring the total dividend for 2002 to 7.5p.

Performance and value based management
The Group remains committed to value based management and further progress was made during the year. The Group continued to focus on better utilisation of both fixed and working capital, and average working capital as a percentage of sales in the International Businesses was reduced by over 1% on a comparable basis. Despite lower trading profits for the International Businesses, the return on average net assets for the International Businesses of 20% remained unchanged from 2001.

Cash flow
The following analysis of Group cash flow distinguishes between cash flows relating to operating activities and those related to portfolio reshaping and legacy issues. Included within “reshaping and legacy” are gross proceeds from divestments, cash expenditures following divestments (including tax paid and payments against divestment provisions which, in some cases, will continue for a number of years), the ICI UK Pension Fund top-up payments, and loans to associates and other investments.

Operating cash flow
The Group’s net operating cash flow improved significantly in 2002.

Group earnings before interest, tax, depreciation and goodwill amortisation for the year, at £729m, were 7% below 2001, mainly as a result of the lower trading profit for the International Businesses. However, the benefits of working capital efficiency improvements resulted in a small cash inflow from working capital of £13m for the year, some £43m better than 2001. Capital expenditure, of £219m, was also £16m lower, while other cash items, including exceptional outflows against restructuring provisions, were at a similar level to 2001.

Consequently, the Group delivered an operating cash inflow after capital expenditure of £434m, £2m better than for 2001.

Net interest and tax payments (excluding tax on divestments) during 2002 amounted to £191m, some £33m lower than 2001, primarily as a result of the cash interest benefits of the Rights Issue. Dividend payments, at £127m, were £78m lower than last year, following implementation of the revised dividend policy.

Acquisition expenditure was £17m, £51m below 2001.

Overall for 2002, the Group generated a much improved net operating cash flow which, at £99m, was £164m better than for 2001.

Reshaping and legacy cash flows
Reshaping and legacy cash flows benefited from the successful completion of the divestment of Synetix (delivering gross proceeds of £260m) and the proceeds (£109m) from the first instalment in relation to the sale of ICI’s interests in Huntsman International Holdings LLC. Overall, 2002 divestment proceeds of £458m were £114m more than for 2001. Tax payments resulting from divestments were £8m, down from £21m in the prior year.

Payments against divestment provisions were also significantly lower than last year, down £165m to £133m.

The top-up payment to the ICI UK Pension Fund for the year was maintained at £30m. The next triennial actuarial review of the fund will take place at 31 March 2003.

Overall, the 2002 cash flow due to reshaping and legacy items was an inflow of £250m, £296m higher than 2001.

	2002 £m	2001 £m

Operating cash flow

Trading profit before goodwill
amortisation and exceptional
items	533	573

Depreciation	196	209

Earnings before interest, tax,
depreciation and amortisation
(“EBITDA”)	729	782

Movement in working capital	13	(30)

Capital expenditure	(219)	(235)

Other items including exceptional
outflows against restructuring
provisions	(89)	(85)

Operating cash inflow after
capital expenditure	434	432

Interest and tax, excluding tax
on divestments	(191)	(224)

Dividends paid	(127)	(205)

Acquisitions	(17)	(68)

Net operating cash inflow (outflow)	99	(65)

Reshaping and legacy
cash flows

Divestment proceeds from sale
of assets and businesses	458	344

Tax paid on divestments	(8)	(21)

Payments against divestment
provisions	(133)	(298)

Special top-up pension payment	(30)	(30)

Loans to associates and
other investments	(37)	(41)

Net cash inflow (outflow) due
to reshaping and legacy items	250	(46)

Movement in net debt

Net debt at beginning of year	(2,917)	(2,799)

Net operating cash inflow (outflow)	99	(65)

Net cash inflow (outflow) due
to reshaping and legacy items	250	(46)

Cash inflow (outflow)
before financing	349	(111)

Net proceeds from
Rights Issue	807	–

Non-cash movements in net
debt mainly arising on foreign
currency translations	94	(7)

Total movement in net debt	1,250	(118)

Closing net debt	(1,667)	(2,917)

Notes reconciling this presentation to the UK GAAP cash flow statement are included in the Group’s Annual Report and Accounts and Form 20-F 2002.

Movement in net debt
Cash flow before financing for the year, at £349m, was £460m better than in 2001. This, together with the net Rights Issue proceeds of £807m and a favourable non-cash exchange rate translation impact of £94m, led to a £1,250m reduction in net debt at the end of the year, to £1,667m.

Back to Contents

chief financial officer’s reviewcontinued

Treasury policies
The Group’s Treasury seeks to reduce financial risk, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It operates within policies and procedures approved by the Board, which include strict controls on the use of financial instruments in managing the Group’s risk. The Group does not undertake any trading activity in financial instruments. The Group reviews the credit quality of counterparties and limits individual and aggregate credit exposures accordingly.

Financing
The Group’s policy is to finance the Group mainly through a mixture of retained earnings and debt. Debt is principally sourced from long-term loans, medium-term notes, commercial paper, securitised receivables and bank debt. The Group’s borrowings are primarily raised centrally by Group finance companies and on-lent to operating subsidiaries on commercial terms. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, and uses derivatives to generate the desired currency and interest rate profile of borrowings.

The Group’s exposure to interest rate fluctuations on its borrowings is managed through the use of interest rate swaps and forward rate agreements. The Group’s policy is to maintain between 40% and 60% of its long-term borrowings at fixed rates for periods of up to 5 years.

In March 2002, the Group received net proceeds of £807m following the successful completion of the Rights Issue. These proceeds, along with those from the divestments completed during the year, were used to pay down debt, thus significantly strengthening the Group’s balance sheet, improving its interest cover and securing a stable credit rating in 2002.

Liquidity and investments
At 31 December 2002 the Group had at its disposal £1.509bn equivalent of committed borrowing facilities with varying maturities up to the year 2006. Of this, a $1,100m committed borrowing facility is maturing in January 2004 and some £201m of short-term committed borrowing facilities have varying maturities of less than one year. These facilities provide backstopping for short-term funding as well as flexibility to supplement future cash flows.

The Group’s net debt position has historically changed over the course of a year and, in particular, short-term debt has generally increased in the early part of the year to fund working capital requirements.

These working capital needs arise principally from the seasonality of the Paints business, which experiences higher sales, and thus working capital, during the North American and European summer. The Group’s commercial paper programmes and other short-term borrowings are used to fund these working capital fluctuations. At 31 December 2002, the Group had £226m of short-term borrowings outstanding.

During 2002, the principal movements in long-term debt were a $200m (£129m) 10 year note maturity, and $500m and $250m (£484m) 5 year note maturities. Also in 2002, the Group redeemed £300m in FRPS (fixed rate redeemable preference shares) reducing the amount outstanding at 31 December 2002 to £100m. The Group runs a receivables securitisation programme in the US, with £95m outstanding, out of a total available facility of £111m, at 31 December 2002.

During 2003, £500m of loans will be maturing, which, in addition to various bonds and notes, includes the £100m of FRPS and £95m from the receivables securitisation programme. These are expected to be refinanced through new debt issues.

On 17 June 2002, ICI announced it had reached an agreement with Matlin Patterson Global Opportunities Partners L.P. for the sale of ICI’s interests in Huntsman International Holdings LLC (HIH) for $440m (£283m). Of this amount, $160m (£109m) has been received. The remaining $280m (£174m) will be payable on 15 May 2003, with the purchaser having the option to pay all or part of the amount due prior to 15 May 2003 by means of instalment payments. Other than the $160m (£109m) already received, sums due from the purchaser carry interest from May 2002 to the date of payment.

Pensions
Despite significant movements in the world’s equity markets, as at 31 March 2002, the estimated solvency of the ICI UK Pension Fund (ICI’s largest defined benefit scheme representing approximately 87% of the Group’s retirement benefit schemes by asset value and in projected benefit terms) was not significantly changed from the level two years ago when the last actuarial valuation took place. Over the last five years, the ICI Pension Fund’s Trustee Board has steadily reduced exposure to equities. The final phase of this switch, in late 2000 and early 2001, was particularly well timed. At 31 December 2002, over 75% of the Fund’s assets were invested in fixed income securities, which should reduce volatility in the market value of the Fund. Based on the last actuarial valuation at 31 March 2000 ICI continues to pay additional contributions into the Fund of £30m per year until 31 March 2006 to cover past funding shortfalls. The next triennial actuarial valuation is due to take place at 31 March 2003.

FRS 17 Retirement Benefits
The Group continues to report on employee retirement benefits in accordance with SSAP 24. However, in 2002, additional analysis is also provided in accordance with FRS 17. This Standard sets out revised requirements for the accounting and disclosure of an employer’s retirement benefit obligations and related funding. Although none of the amounts calculated in accordance with this Standard require to be recognised in the primary statements until accounting periods beginning on or after 1 January 2005, full disclosure is being made progressively, by way of note, in the Group’s Annual Report and Accounts and Form 20–F. The net recognised deficit and the net liability (after deferred tax) for 2001 and 2002 are presented below, analysed into their main components, and distinguishing between the funded retirement benefit schemes and the unfunded schemes.

Net recognised deficits and net liabilities

	2002 £m	2001 £m

Funded schemes

ICI UK Pension Fund	(257)	(161)

Other funded pension schemes	(307)	(115)

Total funded schemes	(564)	(276)

Unfunded schemes

Pension schemes	(75)	(79)

Post retirement healthcare schemes	(175)	(156)

Total unfunded schemes	(250)	(235)

Net recognised (deficit)	(814)	(511)

Deferred tax asset	126	96 *

Net liabilities	(688)	(415)

* 2001 has been restated for FRS 19.

Back to Contents

summary financial statement

auditors’ statement to the members of Imperial Chemical Industries PLC pursuant to Section 251 of the Companies Act 1985

We have examined the Summary Financial Statement set out on pages 28 to 35.

This statement is made solely to the Company’s members, as a body, in accordance with Section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Report and Accounts and Form 20-F, the Directors’ Report and the Directors’ Remuneration Report and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 ‘The auditor’s statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full Annual Accounts describes the basis of our audit opinion on those accounts.

Opinion
In our opinion the Summary Financial Statement is consistent with the full Annual Report and Accounts and Form 20-F, the Directors’ Report and the Directors’ Remuneration Report of Imperial Chemical Industries PLC for the year ended 31 December 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

12 February 2003

summary financial statement

The Summary Financial Statement in this Annual Review does not contain sufficient information to allow as full an understanding of the results of the Group and of the state of affairs of the Company or of the Group and of their policies and arrangements concerning Directors’ remuneration, as would be provided in the full Annual Accounts and Reports.

For further information the full Annual Accounts, the Auditors’ Report on those accounts and the Directors’ Report should be consulted. Copies of the Annual Report and Accounts and Form 20-F may be obtained free of charge from:

Company Secretariat
Imperial Chemical Industries PLC
20 Manchester Square
London
W1U 3AN

Back to Contents

summary financial statement

summary group profit and loss account

for the year ended 31 December 2002

2002	2001 as restated – note 1

Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total

notes	Before exceptional items £m	Exceptional items £m	£m	£m	Before exceptional items £m	Exceptional items £m	£m	£m

Turnover	2	6,125	–	6,125	6,425	–	6,425

Trading profit (loss)	2	496	–	–	496	536	(143)	–	393

After deducting goodwill amortisation	(37)	–	–	(37)	(37)	–	–	(37)

Share of operating profits less losses of associates	18	–	–	18	57	(9)	–	48

514	–	–	514	593	(152)	–	441

Profits less losses on sale or closure of operations	40	10	50	(11)	18	7

Profits less losses on disposals of fixed assets	3	–	3	8	–	8

Amounts written off investments	(99)	–	(99)	(22)	–	(22)

Profit (loss) before interest	2	514	(56)	10	468	593	(177)	18	434

Net interest payable

Group	(123)	–	–	(123)	(162)	–	–	(162)

Associates	(28)	–	–	(28)	(67)	–	–	(67)

(151)	–	–	(151)	(229)	–	–	(229)

Profit (loss) before taxation	363	(56)	10	317	364	(177)	18	205

Taxation	(115)	1	3	(111)	(116)	48	(29)	(97)

Profit (loss) after taxation	248	(55)	13	206	248	(129)	(11)	108

Attributable to minorities	(21)	(6)	–	(27)	(26)	(2)	–	(28)

Earnings (loss) for the year	227	(61)	13	179	222	(131)	(11)	80

Dividends	(88)	(116)

Earnings (loss) retained for the year	91	(36)

Earnings (loss) per £1 Ordinary Share	1

After amortisation of goodwill & exceptional items	20.4	p	(5.5	)p	1.2	p	16.1	p	25.5	p	(15.0)p	(1.3	)p	9.2	p

Before amortisation of goodwill & exceptional items	23.7	p	29.8	p

Note: Directors’ remuneration is set out in the Summary remuneration report on pages 24 to 27.

Back to Contents

summary group balance sheet

as at 31 December 2002

	notes	2002 £m	2001 as restated – note 1 £m

Assets employed

Fixed assets		2,604	3,173

Current assets		2,898	3,126

Total assets		5,502	6,299

Creditors due within one year		(2,418)	(3,601)

Net current assets		480	(475)

Total assets less current liabilities	2	3,084	2,698

Financed by

Creditors due after more than one year		1,395	1,754

Provisions for liabilities and charges		1,121	1,257

Minority interests – equity		69	51

Shareholders’ funds – equity

Called-up share capital		1,191	728

Reserves		(692)	(1,092)

Total shareholders’ funds	4	499	(364)

		3,084	2,698

This Summary Financial Statement was approved by the Directors on 12 February 2003 and signed on their behalf by:

Lord Trotman Director
T A Scott Director

summary group cash flow

for the year ended 31 December 2002

	2002 £m	2001 £m

Net cash inflow from operating activities	623	637

Dividends from associates	–	–

Interest payments and dividends to minorities, less dividend income	(185)	(207)

Taxation	(35)	(58)

Capital expenditure and financial investment	(184)	(206)

	219	166

Acquisitions	(54)	(109)

Disposals	290	17

Dividends paid	(106)	(185)

Cash inflow (outflow) before use of liquid resources and financing	349	(111)

Management of liquid resources	(13)	253

Financing	(344)	(77)

(Decrease) increase in cash	(8)	65

Back to Contents

summary financial statement

notes relating to the summary financial statements

1 Basis of presentation
Continuing and discontinued operations
Trading results have been analysed between the Group’s continuing operations and discontinued operations.

New Accounting Standards: FRS No. 19 Deferred Taxation
Financial Reporting Standard No.19 Deferred Taxation (FRS 19) has been adopted for the first time in these financial statements. Where applicable, the financial statements of prior periods have been restated. This has resulted in a decrease in shareholders’ funds at 31 December 2001 of £81m (31 December 2000 – decrease £33m); the net profit for the year to 31 December 2001 decreased by £41m.

Earnings per share: Rights Issue
On 4 February 2002, the Company announced a Rights Issue and, following approval of the required resolutions at the subsequent Extraordinary General Meeting, 463m new Ordinary Shares were issued at 180p per share on the basis of 7 new Ordinary Shares for every 11 existing Ordinary Shares.

The actual cum rights price on 25 February 2002, the last day of quotation cum rights, was 319p per share and the theoretical ex rights price for an Ordinary Share was therefore 265p per share. The comparative earnings per share are shown after applying the factor 265/319 to the published figures for 2001, after adjusting for deferred tax (see note above), in order to adjust for the bonus issue within the Rights Issue.

2 Segment information

	Turnover		Profit before taxation goodwill amortisation and exceptional items		Profit before interest and taxation after exceptional items*			Total assets less current liabilities†
								as restated – note 1
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Classes of business

Continuing operations

International Businesses

National Starch	1,841	1,853	224	218	206	154	1,441	1,604

Quest	716	727	82	107	75	61	447	398

Performance Specialties	804	832	49	68	152	39	459	577

Paints	2,182	2,233	188	176	171	136	864	918

	5,543	5,645	543	569	604	390	3,211	3,497

Regional and Industrial	615	821	(10)	4	(65)	–	297	365

Inter-class eliminations	(33)	(41)

	6,125	6,425	533	573	539	390	3,508	3,862

Discontinued operations	–	–	–	–	10	18	–	–

Associates

Share of profits less losses			18	57	18	48

Interest payable			(28)	(67)

Group net interest charge			(123)	(162)

Amounts written off investments					(99)	(22)

Net operating assets							3,508	3,862

Net non-operating assets							(424)	(1,164)

	6,125	6,425	400	401	468	434	3,084	2,698

					*Goodwill amortisation included in the above results			†Goodwill included above
					2002 £m	2001 £m	2002 £m	2001 £m

Goodwill

National Starch					18	18	266	294

Quest					1	1	19	22

Performance Specialties					1	1	14	21

Paints					17	17	260	273

Regional and Industrial					–	–	15	3

					37	37	574	613

Back to Contents

notes relating to the summary financial statements continued

2 Segment information (continued)

		Turnover by customer location		Net operating assets
	2002 £m	2001 £m	2002 £m	2001 £m

Geographic areas

Continuing operations

United Kingdom	825	943	912	933

Continental Europe	1,306	1,325	690	706

USA	1,992	2,058	1,029	1,197

Other Americas	622	720	250	326

Asia Pacific	1,265	1,270	615	691

Other countries	115	109	12	9

	6,125	6,425	3,508	3,862

3 Dividends

	2002 pence per £1 Ordinary Share	2001† pence per £1 Ordinary Share	2002 £m	2001 £m

First interim, paid 4 October 2002	3.00	5.19	36	45

Second interim, payable 22 April 2003	4.50	8.09	52	71

	7.50	13.28	88	116

†Comparative figures have been restated for the Company Rights Issue which closed on 20 March 2002.

4 Movements in equity shareholders’ funds during the year

	2002 £m	2001 (as restated note 1) £m

Shareholders’ funds at beginning of the year*	(364)	(249)

Movements in funds during the year

Earnings (loss) retained for the year	91	(36)

Goodwill movement	22	(8)

Other recognised losses in the year	(57)	(71)

Issue of ICI Ordinary Shares	807	–

	863	(115)

Shareholders’ funds at end of the year	499	(364)

*Originally £(283)m (2001 £(216)m) restated for prior year adjustment of £(81)m (2001 £(33)m) – note 1.

5 Auditors’ Report
The Auditors’ Report on the full accounts for the year ended 31 December 2002 was unqualified and did not include a statement under Sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

Back to Contents

shareholder information

Quarterly results
Unaudited trading results of the ICI Group for 2003 are expected to be announced as follows:

First quarter	1 May 2003
Half year	31 July 2003
Nine months	30 October 2003
Full year	5 February 2004

Dividend payments
A second interim dividend for the year 2002, which the Annual General Meeting will be asked to confirm, is payable on 22 April 2003 to Ordinary shareholders registered in the books of the Company on 7 March 2003. Dividends are normally paid as follows:

First interim: announced with the Half year results and paid in early October; Second interim: announced with the Full year results and paid in late April.

Analysis of shareholdings
The following tables analyse the holdings of Ordinary Shares at the end of 2002:

By size of account Size of holding	Number of Ordinary shareholders’ accounts	Number of shares (millions)%

1-250	69,013	8	1
251-500	36,439	13	1
501-1,000	31,164	23	2
1,001-5,000	27,456	53	4
5,001-10,000	1,529	11	1
10,001-50,000	885	19	2
50,001-1,000,000	607	155	13
Over 1,000,000	170	909	76

All holdings	167,263	1,191	100

By category			%

UK
Pension funds			15
Life assurance			13
Mutual funds			9
Individuals			14
Others			8

			59

Overseas			41

			100

In addition to the number of registered shareholders shown, there are approximately 15,500 holders of American Depositary Receipts (ADRs). The ADRs, each of which evidences one American Depositary Share (ADS) which represents four Ordinary Shares, are issued by JPMorgan Chase Bank.

Set out below is information regarding interests in the Company’s Ordinary Shares appearing, as at 10 February 2003, in the Register of Interests in Shares maintained by the Company:

Identity of Group	Amount owned (number of shares) millions	Per cent of class

JPMorgan Chase Bank*	110.9	9.31

Brandes Investment
Partners LP	103.7	8.71

Franklin Resources Inc	44.9	3.77

Artisan Partners LP	37.4	3.14

*	This interest relates to ADRs issued by JPMorgan Chase Bank, as Depositary, which evidence American Depositary Shares.

No other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

Stock Exchange listings and US filings
ICI Ordinary Shares are listed on the London Stock Exchange and other major European Stock Exchanges. They are also listed in the form of ADSs on the New York Stock Exchange.

The Company from time to time files reports with the United States Securities and Exchange Commission. Reports filed since 4 November 2002 can be viewed online at www.sec.gov. A copy of each report filed within the preceding 12 months can be inspected by any shareholder or ADR holder during normal business hours at the offices of:

Imperial Chemical Industries PLC
20 Manchester Square
London
W1U 3AN.

Capital Gains Tax
In certain circumstances, when a shareholder in the UK sells shares, liability to tax in respect of capital gains is computed by reference to the market value of the shares on 31 March 1982. The market value of ICI Ordinary Shares at 31 March 1982, for the purposes of capital gains tax, was 309p.

ICI and Zeneca demerged on 1 June 1993. Post-demerger ICI shares will inherit a base cost equivalent to 0.50239 of their pre-demerger base cost.

For the purposes of UK taxation of capital gains, the issue of new ICI Ordinary Shares under the Rights Issue, launched in February 2002, is regarded as a reorganisation of the share capital of ICI.

Shareholders who are in any doubt as to their tax position should seek specific advice from their financial advisers.

Annual Report and Accounts and Form 20-F
Any shareholder who received only the Annual Review this year will continue to do so in future years. To receive the full Annual Report and Accounts and Form 20-F shareholders should write to the Company Secretariat at the Registered Office.

Form 20-F is the Annual Report, with additional analytical information, required to be filed with the US Securities and Exchange Commission.

Registrar and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
Telephone: 0870 600 3993

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Low-cost share dealing service
The Share Centre Limited provides a simple share dealing service which allows existing and potential shareholders to purchase or sell ICI Ordinary Shares at an attractive commission rate.

Further information can be obtained from:
The Share Centre Limited
PO Box 2000
Aylesbury
Bucks
HP21 8ZB
Telephone: 01296 414144

ADR Depositary
JPMorgan Chase Bank is Depositary for ICI’s American Depositary Receipts.

Shareholder enquiries may be directed to:
JPMorgan Chase Bank
ADR Service Centre
PO Box 43013
Providence
RI 02940–3013
USA
Telephone: (781) 575 4328

Annual General Meeting The Notice convening the Company’s Annual General Meeting in 2003 is set out on pages 3 and 4 of the Chairman’ s letter to shareholders dated 10 March 2003.

Back to Contents

‘Company’ means Imperial Chemical Industries PLC. ‘ICI’, ‘ICI Group’ or ‘Group’ means Imperial Chemical Industries PLC and its subsidiary companies.

Words within single quotation marks, the letters ICI, the Roundel Device, The Vital Ingredient, the Face Logo, Dulux, Glidden, National Starch, Quest and Uniqema are all trademarks of the ICI Group of companies.

Mania for Men, Eau Torride, Glow, Bora Bora and Washpoint are non-ICI trademarks.

Certain statements provided in this Annual Review may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by ICI’s indebtedness and leverage, a credit rating downgrade by the ratings agencies, contingent liabilities including those arising in connection with recently disposed businesses, risks associated with ICI’s international operations, risks of litigation and other factors described in the Company’s filings with the United States Securities and Exchange Commission including its reports on Form 6-K. Accordingly readers are cautioned not to place undue reliance on these forward-looking statements, which speak only at their respective dates.

Auditors:
KPMG Audit Plc
8 Salisbury Square
London
EC4Y 8BB

Registered Office:
20 Manchester Square
London
W1U 3AN
Telephone: +44(0)20 7009 5000

DESIGN: www.corporateedge.com
PRINTED IN ENGLAND: St Ives Westerham Press

Back to Contents